UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-38081
___________________________________________________________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Liberty Energy Services 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Liberty Energy Inc.
950 17th Street, Suite 2400
Denver, Colorado 80202

___________________________________________________________________________________________________

Table of Contents
Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of Liberty Energy Services 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Liberty Energy Services 401(k) Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Denver, Colorado

June 23, 2026

We have served as the auditor of the Plan since 2025.

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN

Statements of Net Assets Available for Benefits
(Dollars in thousands)

	December 31,
Assets	2025	2024
Participant-directed investments, at fair value
Liberty Energy Inc. common stock	$2,653	$2,138
Common/collective trusts	321,833	242,094
Mutual funds	101,808	74,253
Pooled separate account	1,362	1,398
Total investments, at fair value	427,656	319,883
Receivables
Participant notes receivable	26,590	21,101
Employer contribution	681	529
Total receivables	27,271	21,630
Net assets available for benefits	$454,927	$341,513
See Notes to Financial Statements

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
(Dollars in thousands)

Year Ended December 31,
Additions	2025
Investment income
Net appreciation in fair value of investments	$59,854
Interest and dividend income	1,371
Total investment income	61,225
Interest on participant notes receivable	2,107
Contributions
Employer	36,155
Employee	43,178
Rollover	4,699
Total contributions	84,032
Total additions to net assets	147,364
Deductions
Benefits paid to participants	33,544
Administrative fees	406
Total deductions from net assets	33,950
Net increase	$113,414
Net assets available for benefits
Beginning of year	$341,513
End of year	$454,927
See Notes to Financial Statements

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the year ending December 31, 2025

Note 1—Description of the Plan and Significant Accounting Policies
The following description of Liberty Energy Services 401(k) Savings Plan, formerly known as Liberty Oilfield Services 401(k) Savings Plan, (the “Plan”) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established January 15, 2013, last amended August 1, 2025. The Plan is available to all employees age 18 years or older upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
An Investment Committee comprised of officers and employees of Liberty Energy Services LLC (the “Company”) administers the Plan. Principal Trust Company (“Principal”) serves as the third-party administrator, recordkeeper, custodian, and trustee; manages Plan assets; and maintains the Plan’s records. Principal offers Plan participants a variety of investment options through various funds in accordance with provisions of the service and trust agreements with the Company. Individual accounts are invested in the various investment options at the direction of the participants.
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Contributions
Participants may make before-tax or Roth contributions up to 100% of their annual eligible compensation, as limited by the Internal Revenue Service (“IRS”), which is adjusted annually by the Secretary of the Treasury for inflation. Eligible employees who have reached age 50 during the Plan year may elect to make catch-up contributions, as limited by the IRS. The Plan also permits rollover contributions from other qualified retirement plans. Employee contributions to the Plan are made through regular payroll deductions.
The Company makes discretionary matching contributions of 100% of elective deferrals up to 6% of annual eligible compensation. Matching contributions are funded each pay period. The Company has the right to designate all or a portion of the matching contributions as qualified. To the extent matching contributions are so designated, they are non-forfeitable and may not be withdrawn from the Plan prior to separation from service or attainment of age 59½. Discretionary matching contributions made by the Company totaled $36 million for the year ended December 31, 2025.
Once eligibility requirements are met, employees are automatically enrolled in the Plan, and 6% of each employee’s annual eligible compensation is automatically withheld and contributed to the Plan unless the employee makes another election.
The Company may make discretionary or profit-sharing contributions. There were no other discretionary or profit-sharing contributions made for the year ended December 31, 2025.
Employee contributions and employer matching contributions are recorded when withheld and when earned, respectively.
Participants’ Accounts
Each participant’s account is credited or debited with the participant’s contributions and withdrawals, as applicable, and an allocation of the Company’s matching contributions, Plan earnings or losses and Plan expenses. Allocations are based upon Plan earnings or losses and account balances, as defined by the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Vesting
Participants are vested immediately in their contributions, employer qualified contributions, if any, employer discretionary matching contributions, and employer profit-sharing contributions, if any, plus actual earnings, less losses thereon.

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the year ending December 31, 2025

Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Participants may have a maximum of one loan outstanding at any given time. The notes receivable are secured by the balances in the participants’ accounts and bear interest at The Wall Street Journal prime rate plus 1.00%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator at loan origination. Notes receivable have a maximum term of five years . In prior Plan years, the maximum term of the loans was longer for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. Participant notes receivable are recorded in the financial statements at amortized cost (which represents unpaid principal plus accrued interest). Upon termination of a participant from employment, the participant’s loan shall continue to be payable in accordance with the provisions of the participant’s loan or be due in full. As of December 31, 2025, participant notes receivable have maturities through 2031.
Payment of Benefits
Upon death, disability, retirement, hardship, or termination of service, a participant may receive a lump sum payment in the amount equal to the participant’s vested account balance within a reasonable period of time. Accounts with balances less than $5,000 may be immediately distributed upon a distribution event. If the participant’s total vested balance is greater than $5,000, the participant may elect not to receive a distribution until required by law to receive required minimum distributions. The Plan allows hardship withdrawals in the event of undue financial hardship. Such withdrawal is limited to the participants’ pre-tax or Roth elective deferral contributions and earnings thereon. Benefits are recorded as distributions to participants when paid.
Administrative Expenses
Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Participants pay administrative costs for loans, distributions and qualified domestic relation orders. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and also pays the cost of certain outside services for the Plan. The Plan has a revenue-sharing agreement whereby a certain investment manager returns a portion of the investment management fees to the recordkeeper to offset the administrative expenses of participants invested with that investment manager.
Excess Participant Contributions Payable
The Plan is required to return participant contributions received during the Plan year in excess of the IRC limits. There were no excess contributions due to participants as of December 31, 2025 and 2024.
Valuation of Investments and Income Recognition
Investments are recorded at fair value as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.
The net realized and unrealized investment gain or loss (net appreciation or depreciation in fair value of investments) is reflected on the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits and disclosures. Accordingly, actual results could differ from those estimates.
Risks, Uncertainties, and Concentrations
The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statements of net assets available for benefits.

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the year ending December 31, 2025

Additionally, some investments held by Principal are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in companies in the United States of America. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.
Note 2—Fair Value Accounting
ASC 820, Fair Value Measurements and Disclosures, requires disclosure about how fair value is determined and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:    Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis.

As of December 31, 2025:

($ in thousands) Description	Level 1	Level 2	Level 3	Total
Mutual funds	$101,808	$—	$—	$101,808
Common stock	2,653	—	—	2,653
Total	104,461	—	—	104,461

Investments measured at net asset value*				$323,195
Total investments at fair value				$427,656
As of December 31, 2024:

($ in thousands) Description	Level 1	Level 2	Level 3	Total
Mutual funds	$74,253	$—	$—	$74,253
Common stock	2,138	—	—	2,138
Total	76,391	—	—	76,391

Investments measured at net asset value*				$243,492
Total investments at fair value				$319,883
*Investments measured at net asset value (“NAV”) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation to total investments at fair value.
Asset Valuation Techniques
Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024 and for the year ending December 31, 2025

There were no changes to the valuation techniques used during the period. For the year ended December 31, 2025, there were no transfers between levels.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Collective Trust Funds — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner.
Pooled Separate Accounts - Valued by using the net asset value of the funds at year-end as a practical expedient. The net asset value is not a publicly‑quoted price in an active market and is determined based upon the fair value of the underlying investments.
Reported Net Asset Values
The Plan’s investments in a pooled separate account and common/collective trusts had a value of $323 million and $243 million as of December 31, 2025 and 2024, respectively, determined based upon the NAV of the underlying assets and securities, the majority of which have observable Level 1 pricing inputs, including publicly quoted prices and quoted prices for similar assets in active or non-active markets (market approach). The NAV is used as a practical expedient to approximate fair value. The NAV investments have no unfunded commitments, can be redeemed daily, and have daily redemption notice periods.
Note 3—Income Taxes
The Plan did not obtain a plan-specific determination letter, as it operates under the opinion letter issued to Principal Life Insurance Company, which was issued on the basic Plan document dated June 30, 2020. The Plan has been subsequently amended. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code.
Generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No provision for income tax has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 4—Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated for any reason, the Plan administrator is to distribute each participant’s interest to the participant or the participant’s beneficiary.
Note 5—Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by Principal. Principal is the asset trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest and are exempt from the prohibited transaction rules. In addition, the Plan provides for notes to participants, which are also party-in-interest transactions that are exempt from the prohibited transaction rules.
The Plan holds shares of Liberty Energy Inc. Class A Common Stock, Liberty Energy Services LLC is a wholly owned subsidiary of Liberty Energy Inc. At December 31, 2025 and 2024, the Plan held 143,713 and 107,507 shares, respectively, of Liberty Energy Inc. Common Stock with a fair value of $3 million and $2 million, respectively. For the year ended December 31, 2025, 106,684 shares of Liberty Energy Inc. Common Stock were purchased for $1 million and 70,478 shares were sold for $1 million. During the year ended December 31, 2025, the Plan recorded dividend income of $47 thousand.

SUPPLEMENTAL SCHEDULE

Schedule H, Part IV, Line 4i ‑ Schedule of Assets (Held at End of Year)
As of December 31, 2025
(In thousands)

Employer Identification Number ‑ 45-3073116
Plan Number ‑ 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Mutual funds
	Fidelity	500 Index	$26,139
	Fidelity	Large-Cap Growth Index	25,439
	Hartford Mutual Funds	Hartford International Opportunity	6,252
	Fidelity	Mid-Cap Index	4,637
	Vanguard	Wellington	4,249
	JP Morgan	Mid Cap Growth	4,094
	American Funds	New World	3,966
	Vanguard	Short-Term Federal	3,478
	Vanguard	Small-Cap Value Index	3,392
	Fidelity	Small-Cap Index	3,341
	MFS	Value	2,701
	Goldman Sachs	Financial Square Treasury Solutions	2,629
	MassMutual	Mid-Cap Growth Institutional	2,187
	Victory	Core Plus Intermediate Bond	1,972
	Fidelity	Energy Z	1,837
	American Funds	U.S. Government Securities	1,579
	Victory	Sycamore Established Value	1,463
	PGIM	High Yield	1,256
	Vanguard	Short-Term Inflation-Protected Securities	759
	Vanguard	Small-Cap Growth Index	438
	Total mutual funds		$101,808
	Common/collective investment trusts
*	Principal	Target 2050 Fund	$66,989
*	Principal	Target 2055 Fund	64,655
*	Principal	Target 2045 Fund	52,974
*	Principal	Target 2060 Fund	38,771
*	Principal	Target 2040 Fund	35,247
*	Principal	Target 2035 Fund	25,355
*	Principal	Target 2030 Fund	13,788
*	Principal	Target 2065 Fund	13,019
*	Principal	Target 2025 Fund	5,510
*	Principal	Target 2070 Fund	2,492
*	Principal	Target 2020 Fund	1,148
*	Principal	Income Fund	982
*	Principal	Target 2015 Fund	903
	Total common/collective investment trusts		$321,833

(Continued from the previous page)

	Pooled separate account
*	Principal	Real Estate Securities Separate Account	$1,362
	Total pooled separate account		1,362
	Common stock
*	Liberty Energy Inc.	Liberty Energy Inc.	2,653
	Total common stock		2,653
*	Participant notes receivable	Participant notes receivable, maturing 2026-2031 at interest rates of 4.25% to 9.50%, collateralized by participants’ vested account balances	26,590
			$454,246
* Party-in-interest

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP *
* Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY ENERGY SERVICES 401(k) Savings Plan

Date:	June 23, 2026	By:	/s/ Michael Stock
Michael Stock
Chief Financial Officer of Liberty Energy Services LLC and Member of Investment Committee